EXHIBIT 12.1

CENTRAL GARDEN & PET COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year Ended					Nine-Months Ended June 27, 2009
	September 25, 2004	September 24, 2005	September 30, 2006	September 29, 2007	September 27, 2008
Income (loss) before income taxes and minority interest and after eliminating undistributed earnings of equity method investees	$65,789	$83,896	$101,882	$54,700	$(360,454)	$88,954
Fixed charges (1)	19,157	24,582	42,912	52,093	40,394	18,890

Total earnings and fixed charges	84,946	108,478	144,794	106,793	(320,060)	108,501

Fixed charges (1)	$19,157	$24,582	$42,912	$52,093	$40,394	18,890

Ratio of earnings to fixed charges (2)	4.43	4.41	3.37	2.05	N/A	5.71

(1)	Fixed charges consist of interest expense incurred, the portion of rental expense under operating leases deemed by management to be representative of the interest factor and amortization of deferred financing costs.
(2)	For the year ended September 27, 2008, earnings were insufficient to cover fixed charges by approximately $360.5 million, and the ratio for that fiscal year is not considered meaningful.